April 2, 2025

Qiang Song

Chief Executive Officer

Capital Vista Ltd

191 Main Street, #2113

Port Washington, NY 11050

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Soares and Nicholas Panos

Re:	Capital Vista Ltd
UTime Ltd Schedule 13D Filed by Capital Vista Ltd Filled on October 21, 2024
File No. 005-93985

Dear Mr. Soares and Mr. Panos:

Capital Vista Ltd (the “Company” or “we”) hereby provides a response to the comment issued in a letter dated January 23, 2025 regarding the Schedule 13D filed by the Company on October 21, 2024.

Schedule 13D Filed on October 21, 2024

General

1. We note that the event reported as requiring the filing of the Schedule 13D was September 18, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 18, 2024 event date, the Schedule 13D submitted on October 21, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Company respectfully advises the Staff that the Schedule 13D (the “SC 13D”) was not timely filed under Rule 13d-1(a) of Regulation 13D-G due to an oversight on the part of the Company. Upon the Company becoming aware of the oversight, the Company caused the Schedule 13D to be promptly filed. The failure to meet the deadline was not deliberate on the part of the Company, and the Company is fully committed to being compliant with the reporting requirements going forward.

On September 18, 2024, the day when we acquired more than five percent of the voting securities of UTime Ltd., we began preparing the SC 13D, but realized that we first needed to apply for an Edgar code to submit the SC 13D.

On September 25, 2024, we submitted the Form ID application for the Edgar code (the “Initial Application”), and on October 2, 2024, upon learning that the Initial Application was rejected, we promptly submitted a second Form ID application on the same day.

Upon receiving the Edgar code for the Company in October 2024, we submitted the SC 13D on October 21, 2024.

Should you require any additional information, please reach out to Joan Wu, Esq. from Hunter Taubman Fischer & Li LLC at jwu@htflawyers.com or 212-530-2208.

Very truly yours,

/s/ Qiang Song
Qiang Song Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC